                                   QMS, INC.
                                ONE MAGNUM PASS,
                             MOBILE, ALABAMA 36618
                                 June 14, 1999

To Our Stockholders:

    On behalf of the Board of Directors (the "Board") of QMS, Inc., a Delaware corporation (the "Company"), we are pleased to inform you that on June 7, 1999, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Minolta Co., Ltd., a Japanese corporation ("Parent"), and its wholly-owned subsidiary, Minolta Investments Company, a Delaware corporation ("Purchaser"), pursuant to which Purchaser today has commenced a cash tender offer (the "Offer") to purchase 5,440,000 outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock") and the associated rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent, at a price of $6.25 per Share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at midnight, New York City time, on Monday, July 12, 1999.

    Following the successful completion of the Offer, Purchaser will own a majority of the outstanding Shares and acquire control of the Company.

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE STOCK PURCHASE AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE OFFER AND THE STOCK PURCHASE AGREEMENT AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

    In arriving at its recommendation, the Board gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, The Robinson-Humphrey Company, LLC that the terms of the Offer are fair, from a financial point of view, to the stockholders of the Company.

    In addition to the attached Schedule 14D-9, enclosed also is the Offer to Purchase dated June 14, 1999, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                        On behalf of the Board of Directors,
                                        Edward E. Lucente
                                        Chairman of the Board